Exhibit 99.1

16 April 2020
National Grid plc (‘National Grid’ or ‘Company’)

Amendment to 2020 Financial Calendar

Further to the announcement made by the Company on 2 April 2020, National Grid announces that its preliminary full year results will be announced to the market on 18 June 2020. The Company’s financial calendar can be viewed on the website. Any further amendments to the calendar will be updated on the website in due course: https://investors.nationalgrid.com/results-and-events/financial-calendar.

Investors and Analysts

Nick Ashworth James Flanagan	+44 (0) 7814 355 590 (m) +44 (0) 7970 778 952 (m)

Media

Molly Neal	+44 (0) 7583 102 727 (m)